

March 30, 2012

Via E-mail
Mr. Frank A. Cappello
Chief Financial Officer
SIFCO Industries, Inc.
970 East 64th Street
Cleveland, OH 44103

      Re: SIFCO Industries, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2011
              Filed December 1, 2011
              Schedule 14A – Definitive Proxy Statement
              Filed December 1, 2011
              File No. 001-05978

Dear Mr. Cappello:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your Form 10-K in future filings, amend your Form 10-K as indicated in comment 8 below, and provide any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

1. We note that operating income as a percent of the associated revenues (margin percentage) varies significantly between your segments, with an operating loss recognized for the turbine component services and repair group segment in each of the last two fiscal years. In connection with this, please disclose, on an overview basis, the significant factors that contribute to each segment's margin percentage and how the segments differ between each other in this regard. In particular, discuss why the turbine

component services and repair group segment has very low operating income or operates at a loss.

A. Results of Operations, page 8

2. Please include a comparative analysis for cost of goods sold, as this is the most significant item of your operating expenses. Your revised disclosure should include a discussion of how changes in amounts reported contribute to operating income and operating income as a percentage of revenues.

3. When two or more factors are cited as a cause of a variance, please quantify each factor so that investors may understand the magnitude and relative contribution of each factor to your results. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

B. Liquidity and Capital Resources, page 11

4. You disclose that essentially all of the Company's cash and cash equivalents are in the possession of non-U.S. subsidiaries. Given that it appears that a substantial portion of your operations are conducted in the United States, please explain to us and disclose how essentially all of your cash is possessed by non-U.S. subsidiaries, as well as the business purpose as to why your cash is positioned in this fashion. In this regard, please explain to us and disclose the impact on the liquidity of your U.S. operations (i.e., how you obtain cash to finance your U.S. operations) due to your cash positioned as it is and what, if any, restrictions or limitations exist in obtaining cash from non-U.S subsidiaries for your U.S. operations. In connection with this, explain to us and disclose the tax consequences associated with the cumulative earnings of non-U.S. subsidiaries for which no deferred income taxes have been provided because the earnings are considered to be reinvested indefinitely – particularly, if cash is moved from these subsidiaries to the U.S. Please also tell us the amount of cash and cash equivalents possessed by such subsidiaries.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

I. Net Income Per Share, page 21

5. Based upon your disclosure, outstanding stock options appear to account for all dilutive shares included in your computation of "net income per diluted share." In this regard, it is unclear if and, as applicable, how unvested restricted shares and unvested performance shares have been reflected in your computation of basic earnings per share and/or diluted earnings per share. Please advise. Additionally, please consider the disclosure requirements regarding the presentation of basic and diluted per share information, as outlined at FASB ASC 260-10-50-1a and 50-1c.

Note 4. Goodwill and Intangible Assets, page 24

6. Please disclose the reportable segment(s) to which goodwill has been assigned. Refer to FASB ASC 350-20-50-1 for further guidance.

Note 12. Business Segments, page 35

7. Per the disclosure on page 35 of your Form 10-K, the United States of America is the single largest country to which sales to unaffiliated customers have been attributed, accounting for 80% and 75% of consolidated sales in fiscal years 2011 and 2010, respectively. However, based upon your disclosure on page 36 of your Form 10-K, "net sales" attributable to your non-U.S. operations only appear to have represented 4.7% and 5.5% of your consolidated net sales for fiscal years 2011 and 2010, respectively. Please reconcile these disclosures for us. In this regard, please tell us and disclose the basis upon which the financial information attributed to non-U.S. operations (i.e., as disclosed on page 36 of your Form 10-K) has been determined.

Schedule 14A – Definitive Proxy Statement

Elements of Compensation, page 12

Annual Incentive Compensation, page 12

8. We note your disclosure that a secondary performance target was the optimization of working capital and that the Company maintained its average working capital level within the fiscal 2011 Annual Plan target range. Please revise to disclose the average working capital target range and the actual working capital met. Please also disclose the secondary performance objectives that were outlined for Mr. J.P. Woidke and Mr. F.A. Cappello and disclose the performance objectives met. Please include qualitative and quantitative disclosure regarding the determination of targets and the targets actually reached. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

   Please also refer to our previous comment 10 in our letter to you dated April 5, 2010, which asked for you to disclose the specific annual performance targets upon which each executive's annual incentive compensation is based and your response to that comment in your response letter dated April 26, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Max Webb at 202-551-3750 with any other questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief